US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65324

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US TIGER SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 MADSION AVE, 27TH FLOOR

	(No. and Street)	
New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lei Huang	646-978-5180	lei.huang@ustigersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

	(Name – if individual, state last, first, middle name)		
60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
10/08/2003			339
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lei Huang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of US Tiger Securities Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:

Chief Executive Officer


Notary Public

ELLIOT S. COHEN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CO6376862
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES JUNE 18, 20 22

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Index
December 31, 2021

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of US Tiger Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of US Tiger Securities, Inc. (the "Company") (a wholly-owned subsidiary of Tiger Fintech Holdings, Inc.), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.



Woodbury, NY
March 28, 2022

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
As of December 31, 2021

Assets

Cash and cash equivalents	$	7,768,334
Restricted cash equivalents		443,944
Investments, at fair value		2,361,408
Deposits held at clearing brokers		1,501,210
Receivable from clearing brokers		971,662
Due from affiliate		489,939
Operating lease right-of-use assets		988,689
Prepaid expenses and other assets		1,152,710
Total assets	$	15,677,896

Liabilities and Stockholder's Equity

Accounts payable	$	6,236
Accrued expenses and other liabilities		1,930,493
Operating lease liabilities		1,004,662
Total liabilities		2,941,391

Stockholder's equity

Common stock $0.05 par value, 2,000 shares authorized, issued and outstanding	100
Additional paid-in capital	14,581,860
Accumulated deficit	(1,845,455)
Total stockholder's equity	12,736,505
Total liabilities and stockholder's equity	$ 15,677,896

The accompanying notes are an integral part of this financial statement.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Statement of Financial Condition
December 31, 2021

1. **Organization**

    JFD Securities Inc. ("JFD") was formed on December 20, 2010 as a New Jersey Corporation. In May 2016, Tiger Holdings, LLC ("THL"), a Delaware limited liability company acquired 24.9% of JFD and in March 2018 acquired the remaining 75.1% of JFD. On April 5, 2018, JFD's name was changed to US Tiger Securities Inc. (the "Company"). In July 2018, THL sold 24.9% of its interest in the Company to Tiger Fintech Holdings, Inc. ("TFH") and in November 2018 THL sold the remaining 75.1% of the Company to TFH.

    The Company is presently a wholly owned subsidiary of TFH. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing in providing online trading, execution and corporate services to its clients and its foreign affiliate. As an introducing broker, the Company does not keep custody of its clients' securities and money. The Company also participates in syndicate underwritings on a best efforts and firm commitment basis.

    The Company is engaged in the following activities: (1) providing brokerage agency execution services for institutions on an agency basis, recording transactions in securities and trade-related revenue and expenses on a trade date basis, (2) participating in firm commitment and best efforts underwriting activities, (3) introducing customers to its clearing broker for master stock lending program, (4) providing corporate access to customers, (5) providing advisory fees and (6) introducing order flow to a third party financial institution.

    The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    The following is a summary of the significant accounting policies followed by the Company.

    Cash and cash equivalents
    The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

2.   Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents (Continued)

As of December 31, 2021, the Company maintained a money market deposit account of $443,944 to secure a letter of credit on its New Yok office lease. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

Cash Flow

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents reported within the Statement of Financial Condition as of December 31, 2021 that sum to the total of the same such amounts shown on the Statement of Cash Flows.

	1/1/2021	12/31/2021
Cash and cash equivalents	$ 6,923,717	$ 7,768,334
Restricted cash equivalents	442,937	443,944
Total cash, cash equivalents, and restricted cash equivalents shown on the statement of cash flows	$ 7,366,654	$ 8,212,278

Deposits held at Clearing Brokers

Deposits held at broker dealers includes a clearing deposit of $500,000 along with accrued interest income of $1,210 that the Company maintains with one of its clearing brokers, and another clearing deposit of $1,000,000 maintained with another clearing broker.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. There were no accounts receivable at December 31, 2021.

Allowance for credit losses

The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables from clearing brokers utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2021.

Right of use assets and lease liabilities

ASC 842 requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

2.   Summary of Significant Accounting Policies (Continued)

Right of use assets and lease liabilities (Continued)

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Allocation of Stock Based Compensation

From time to time, the Company's employees are granted shares in the ultimate parent company. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted and such expenses are recorded as employee compensation and benefits in the Statement of Operations and a non-cash contribution from the Parent.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company introduces customers to its clearing broker for stock loans and receives fee income directly from the clearing broker. Stock loans are initiated directly by the Company's clients with the clearing broker. The Company believes its performance obligations are satisfied upon trade date and recognizes fee income in agreement with the blotters provided by the clearing broker.

The Company provides corporate access to customers and the revenue is recognized once an arrangement exists and access has been provided and the Company believes that the performance obligation is satisfied.

The Company earns income from introducing order flow to a third-party financial institution. The third party provides the Company with a monthly statement reflecting the order flows introduced by the Company, and the revenue is recognized based on the information received and when the Company believes that the performance is satisfied.

2.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

The Company earns underwriting fees in securities offerings in which the Company acts as firm commitment underwriter and also may act as a syndicate member, or selling group participant, or a best efforts underwriter. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer (when applicable); and (iii) the Company has been informed of the number of securities that it has been allotted. The Company believes that the performance obligation is satisfied when the significant items are completed, which is generally on the trade-date of the securities offerings.

The Company provides advisory fees to customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied.

The Company earns interest income from accounts held at banks and clearing brokers and interest income is recognized on the accrual basis. Because financial instruments are outside of the scope of ASC Topic 606, it has no impact on the Company's existing methodology for revenue recognition.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision.

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3.   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

At December 31, 2021, the Company held a Certificate of Deposit of approximately $2,147,000 which is categorized as Level 1 in the fair value hierarchy.

At December 31, 2021, the Company held restricted securities of approximately $214,000 with fair value based on the recent round of financing. These are categorized as Level 3 in the fair value hierarchy.

There were no transfers between Levels 1, 2 or 3 during the year.

4.   **Leases**

In May 2019, the Company entered into a non-cancelable operating lease agreement for a new office space in New York City. The lease commenced in May 2019 and has a term of 68 months, through January 2025. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

The Company has one obligation classified as an operating lease for office space with initial non-cancelable terms in excess of one year, which is discussed above. Because the Company is not reasonably certain it will exercise the lease renewal option, the associated payments during the optional renewal period were not used in the determination of the lease term and are excluded from lease payments. The amount reported under operating lease right-of-use assets and operating lease liabilities in the Statement of Financial Condition was $988,689 and $1,004,662, respectively. Undiscounted maturity of the lease liabilities under the current lease agreement as of December 31, 2021 through January 2025 lease expiration amounted to $1,086,181, with imputed interest of $81,519, at a 5% discount rate. Future minimum payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2021 for each of the remaining years and in the aggregate are:

	Total Commitments
2022	352,275
2023	352,275
2024	352,275
2025	29,356
	$ 1,086,181

5.   **Syndicate Receivables**

The Company participated in underwriting deals on a firm commitment basis and also as a selling group member. The Company also acted a selling group member for an affiliateAs of December 31, 2021, the Company had no receivables.

6.   **Related Party Transactions**

Syndicate Income
The Company acts as a selling group member for its affiliate, Tiger Brokers New Zealand ("TBNZ"), for underwriting deals. As of December 31, there were no syndicate receivables related to this affiliate.

Commission Income
The Company introduces TBNZ securities transaction orders to its clearing broker. TBNZ and the Company have a commission sharing agreement. As of December 31, 2021, the Company had no payable which is classified as due to affiliate on the Statement of Financial Condition for TBNZ's allocable portion of commission income.

6.   Related Party Transactions (Continued)

Compensation

In July 2020, the Company entered into an expense sharing agreement with TradeUP Securities Inc., its affiliate, to allocate salaries and payroll related expenses. As of December 31, $489,939 is classified as due from affiliate on the Statement of Financial Condition.

Data Service

The Company's affiliate, Beijing U-Tiger Business Service Limited allocates data service cost to the Company based on agreement terms.

Stock Based Compensation

For the year ended December 31, 2021, the Company recorded compensation expense related to share grants in the ultimate parent company which was included in employee compensation and benefits expense on the Statement of Operations. The restricted share grants are valued utilizing 1/15 of the quoted American Depositary Share ("ADS") price of the ultimate parent company (as each ADS share represent 15 Class A shares of the ultimate parent company). The share awards vest over a period of four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no other performance conditions or market conditions. The share grants are issued under the ultimate parent company's 2019 performance incentive plan; and the maximum number of 52,000,000 shares can be issued under that plan for the employees of the Company's and its affiliates.

The Company had 5,250,000 share grants outstanding at December 31, 2019, and in 2020, the Company's employees were granted 1,450,000 share units, for an aggregate 6,700,000 of outstanding shares granted. In 2021, the Company's employees were granted 1,599,970 share units, for an aggregate 8,299,970 of outstanding shares granted. None of these outstanding share grants have fully vested as of December 31, 2021. Approximately 350,000 share units were forfeited in 2021; 100,000 shares of the total forfeited shares were issued in 2021 and the remaining 250,000 forfeited shares was issued in prior years. The weighted average fair value of grants awarded during 2021 was $0.63 and the average period over it is expected to be recognized is approximately 23 months as of December 31, 2021.

7.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. At December 31, 2021, the Company had net capital of $10,429,009, as defined, which exceeded its required net capital by $10,179,009.

As an introducing-broker regulated by the NFA, the Company is subject to the CFTC Regulation 1.17, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company is required to maintain adjusted net capital equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2021, the Company had net capital of $10,429,009, as defined, which exceeded its required net capital by $10,179,009.

8.   Concentrations and uncertainties

Cash consists of cash in banks, primarily held at four financial institutions which at times may exceed federally insured limits. At December 31, 2021, the Company has approximately $7,858,000 in excess of the insured limits. The Company has not experienced any losses in such accounts.

During the year ended December 31, 2021, the Company earned 100% of commission income from one client, an affiliate.

In the ordinary course of business, the Company is subject to an employment claim for an unspecified amount. In management's opinion, based upon the information available at this time the outcome is not expected to have a material impact on the financial position or operating results of the Company.

9.   Income Taxes

The Company's taxable income and loss are reported on the consolidated tax return of TFH and its subsidiaries. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

At December 31, 2020, the Company had a standalone federal net operating loss carryforward ("NOL") of approximately $1,740,000 for federal, New York State and New York City income tax purposes. The Company had previously recorded a full valuation allowance against the net deferred tax assets. During 2021, the Company reversed the valuation allowance and utilized the prior NOLs to offset 2021 taxable income. For 2021, the Company recognized a current income tax provision on the remaining taxable income after utilization of NOLs using federal, state and local effective tax rates of 21%, 6.5% and 8.85% respectively.

As of December 31, 2021, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2018, 2019 and 2020 are subject to examination by tax authorities.

10.   Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.